Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:

    CHC Executive Chairman Craig L. Dobbin to take leave of absence

    VANCOUVER, Oct. 6 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today that Executive Chairman Mr. Craig L.
Dobbin, O.C. will take a leave of absence for health reasons, effective today.
Deputy Chairman Mr. Mark Dobbin will assume the duties of Chairman on an interim basis. Mr. Mark Dobbin was elected to the board as Deputy Chairman at the CHC Helicopter Annual General Meeting Sept. 28, 2006.

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    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the
    United States Private Securities Litigation Reform Act of 1995. While
    these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's
    Annual Report on Form 20-F and in other filings with the United States
    SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
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    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President And Chief
Financial Officer, (604) 279-2471; Chris Flanagan, Director of Communications,
(604) 279-2493/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 08:30e 06-OCT-06